SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revised forecasts of business results of Nisshin Fire under Japanese GAAP for the fiscal year ended March 31, 2007

2.	Changes regarding directors and corporate auditors

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 2, 2007	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

May 2, 2007

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Revised forecasts of business results of Nisshin Fire under Japanese GAAP for the fiscal year ended March 31, 2007

Millea Holdings, Inc. (the “Company”) announced today that it has revised the original forecasts of the non-consolidated business results of its consolidated subsidiary, Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”), for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) as detailed below. The revision has minimal impact on the forecasts of consolidated business results of the Company for the year ended March 31, 2007.

1.	Revised forecast of the non-consolidated business results of Nisshin Fire for the fiscal year ended March 31, 2007

	(Unit: Million yen, %)
	Net Premiums Written	Ordinary profit	Net income
Original forecast (A) (*1)	147,000	1,500	800
Revised forecast (B)	145,000	700	400
Difference (B)-(A)	-2,000	-800	-400
Rate of increase/decrease	-1.4%	-53.3%	-50.0%
(Reference) Actual results for the fiscal year ended March 31, 2006	144,620	5,359	2,943

(*1)	Announced on November 22, 2006.

2.	Reasons for the revisions

The downward revision of forecasted ordinary profit and net income is primarily due to an increase in the amount of insurance reserves. This increase is attributable to newly introduced actuarial methods applied to the calculation of insurance reserves.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344

Item 2

(English translation)

May 2, 2007

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Changes regarding directors and corporate auditors

Millea Holdings, Inc. (the “Company”) announced today that its board of directors resolved the proposed personnel changes described below following the board of directors’ receipt of a report from the Millea Group nomination committee, which serves as an advisory body to the board of directors.

The changes below will be made effective at the meeting of the board of directors following the Company’s ordinary general meeting of shareholders scheduled for late June 2007.

1. Change regarding a representative director

(1) Scheduled resignation

Tomohiro Kotani	Managing Director (Representative Director)

2. Other changes regarding directors and corporate auditors

(1) Promotion

      Toshiro Yagi

New Position:	Executive Vice President (Representative Director)
Current Position:	Senior Managing Director (Representative Director)

(2) Candidates for directors

      Shin-Ichiro Okada

New Position:	Managing Director
Current Position:	Director (*) and General Manager of Commercial Lines Underwriting Dept. of Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)
(*) Non-member of the board

      Hiroshi Mitsunaga

New Position:	Managing Director
Current Position:	General Manager of the Business Development and Support Dept.

(3) Candidate for a corporate auditor

      Yasuo Yaoita

New Position:	Standing Corporate Auditor
Current Position:	Standing Corporate Auditor of Tokio Marine & Nichido

(4) Scheduled resignation of a director

Morio Ishii	Director

(5) Scheduled resignation of a corporate auditor

Shoji Ueno	Standing Corporate Auditor

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213